Exhibit 99.1

Enlight Renewable Energy Ltd.

Office Holder Compensation Policy

August 2021

Enlight Renewable Energy Ltd. (hereinafter - the “Company”)

Office Holder Compensation Policy

1.	Overview

1.1.	A compensation policy (hereinafter - the “Compensation Policy”), as defined in the Companies Law, 1999 (hereinafter - the “Companies Law” or the “Law”), is a policy regarding the terms of office and employment (as such terms are defined in the Companies Law from time to time) of the Company’s office holders.

1.2.	Among other things, the Compensation Policy is based on the provisions of Amendment 20 to the Law, relating to compensation policies for public company office holders.

1.3.	The Compensation Policy takes under consideration the Company’s characteristics, business strategy, objectives, area of activity, and the Company’s interest in recruiting and retaining highly qualified office holders.

1.4.	Before its re-approval, the Compensation Policy and its various components were discussed at Compensation Committee meetings, with the advice of professional advisors of the Company, and after discussions during which committee members made comments, asked questions and received answers from the Company’s management and its professional advisors on various issues concerning the Compensation Policy, the Compensation Committee recommended to the Company’s Board of Directors to approve the Compensation Policy. The Company’s Board of Directors approved the Compensation Policy, having considered and delibrated the Compensation Committee’s recommendation. The Compensation Policy is subject to the approval of the Company’s shareholders at a general meeting, as set forth in Section 267A of the Companies Law.

1.5.	The Compensation Policy sets forth a ceiling for the Company office holders’ terms of office and employment. The policy is declarative and does not establish any liability of the Company toward its office holders. The Company is not obligated to grant the office holders any or all of the components included in the policy, in whole or in part, and the policy does not entitle the office holders to any rights, whether directly or indirectly. The Company will only be bound by the employment agreements entered into between it and its office holders.

2.	Objectives of the Compensation Policy

2.1.	The Company acknowledges the vital importance of the human element in all Company ranks, and particularly its executive rank. Hence, the Company considers it very important to establish a suitable and appropriate compensation policy for Company office holders, including by creating the right incentives to promote the Company’s short-term and long-term goals, its work plans, and its policy, taking into consideration, among other things, the office holders’ areas of responsibility and the risks that affect the Company’s activity.

2.2.	The Company has adopted the Compensation Policy pursuant to the following objectives:

2.2.1.	Helping to achieve the Company’s goals and work plans in the long-term, and make sure that the Company office holders’ interests, are, subject to any applicable law, identical to and reflect those of the Company shareholders, to the extent possible.

2.2.2.	Increasing the Company office holders’ sense of identification with the Company and its activity by implementing a program intended to ensure that the Company’s success entails, inter alia, each office holder’s individual success.

2.2.3.	Raising the Company office holders’ satisfaction and motivation to promote the Company’s affairs and further its business capabilities.

2.2.4.	Recruiting and retaining high-quality Company office holders for the long-term.

3.	The Considerations and Guidelines in Setting the Compensation Policy

3.1.	In setting the Compensation Policy, the Company considered the considerations set forth in Section 267B(A) of the Companies Law, including:

3.1.1.	Promoting the Company’s long-term goals, work plans, and policy.

3.1.2.	Creating suitable incentives for the Company’s office holders, taking into consideration, among other things, the Company’s risk management policy;

3.1.3.	The office holders’ high level of responsibility and the complexity of the office holders’ duties.

3.1.4.	The Company’s size, profitability, and the nature of its operations.

3.1.5.	Regarding terms of office and employment that include variable components – the office holder’s contribution to achieving the Company’s goals and maximizing its profits over the long-term, and the office holder’s role in the Company.

3.2.	Additionally, when determining the terms of the office holders’ compensation, the Compensation Committee and Board of Directors may set relevant criteria in addition to the guidelines and considerations set forth and required under the Companies Law, and may consider data in addition to the data set forth below in light of the Company’s best interest, condition, and plans.

4.	Main Principles of the Compensation Policy

4.1.	Compensation components

The aggregate compensation for Company office holders includes the following components:

4.1.1.	Base wage or salary – for details, see Section 6 below.

4.1.2.	Fringe social benefits and other benefits – for details, see Section 10 below.

4.1.3.	Variable compensation:

(a)	An annual cash bonus – for details, see Section 7 below.

(b)	A retention bonus – for details, see Section 8 below.

(c)	A sale or merger bonus – for details, see Section 9 below.

(d)	Equity compensation – for details, see Section 10 below.

(e)	End of service terms – severance exceeding the ceiling set forth in the Law, an adjustment period, advance notice or any other benefit granted to office holders in connection with the end of their roles with the Company.

4.2.	Definitions:

4.2.1.	The “Base Wage” or “Salary”: the gross monthly wage.

4.2.2.	The “Fixed Compensation” or “Wage Cost”: the Base Wage, plus social benefits and other benefits, in terms of cost to the Company.

4.2.3.	“Variable Compensation”: the variable compensation in cash and the variable equity compensation.

4.2.4.	The “Compensation Package”: the total cost of the compensation in terms of employment cost, including the Wage Cost and bonuses.

4.2.5.	“Office holder” - as defined by the Companies Law (i.e., CEO, main business manager, deputy CEO, VP, CFO, and any other office holder in the Company irrespective of their title, as well as a director or manager who reports directly to the CEO).

5.	Manner of Determining Compensation

When reviewing and approving an office holder’s terms of office and employment, the Compensation Committee and Board of Directors will consider the following (in whole or in part, based on relevance):

5.1.	All compensation components, including the monthly salary, related benefits, retirement bonuses (as the term is defined in the Law from time to time), and any benefit, payment, or payment commitment or commitments to grant such a benefit, as applicable, granted for such employment or appointment.

5.2.	The economic value of the entire compensation package and all its components, while taking into consideration the Company’s business results, and, if the compensation package is tied to certain objectives, examining such objectives.

5.3.	To the extent possible, the compensation components will be challenging, but will not encourage taking risks exceeding the Company’s desired risk levels.

5.4.	To ensure congruence between the overall compensation components set forth in the policy, Company organs will be presented with, and will discuss the approval of, all compensation components of each Company office holder. Additionally, the wage ranges and the other terms of office and employment for Company office holders will be determined, inter alia, according to the comparable data for office holders in companies that are similar to the Company, to the extent possible, as set forth below (hereinafter, the “Peer Company Data”). The Peer Company Data will relate to the components of the office and employment terms, to the extent possible and to the extent the information is available.

5.5.	The Peer Company Data will be prepared by the Company or by an external consultant, which decision will be in the Compensation Committee’s discretion, based on a methodology that the Company considers appropriate and reasonable. Additionally, the Peer Company Data will be prepared separately for the base salary and for the aggregate compensation, to the extent relevant and if such information is available. In such review, the Company’s performance will also be taken into consideration, so that the relationship between the Company’s performance and its relative position among the companies to which it is being compared will be reviewed, based on predetermined parameters.

5.6.	The comparison will be carried out with respect to compensation granted to office holders holding a similar position in at least 3 publicly traded companies and/or private companies that have the following characteristics (in whole or in part, or additional criteria as the Compensation Committee finds suitable): (a) their equity is similar to the Company’s equity; (b) their operating profit is comparable to the Company’s operating profit; (c) their total assets are similar to the Company’s total assets; (d) they have a similar turnover; (e) their market value is similar to the Company’s market value; and (f) they are in the same area of activity as the Company.

5.7.	The office holder’s education, skills, expertise, professional experience, work and contribution to achieving the Company’s business goals and meeting its work plans (in such office holder’s current or previous position).

5.8.	The office holder’s role, areas of responsibility, and previous wage agreements. Additionally, as relevant, the comparable data regarding the Company’s previous or present office holders in the same position or in similar positions will be taken into consideration, with respect to all components of the office and employment terms. Also, and to the extent relevant, any substantial changes that occurred in the office holder’s authorities and areas of responsibility during the year will be considered.

5.9.	The ratio of the office holders’ terms of office and employment, and the wages[1] paid to all other Company employees and contractors employed by the Company (as these terms are defined in the Law from time to time), and in particular, the ratio to these employees’ mean and median wages, and the effect of the gaps in such wage data on labor relations within the Company.

5.10.	The Compensation Committee and the Board of Directors will review the above ratio and note if they believe the ratio is appropriate and suitable considering, among other things, the Company’s nature, size, staff composition and area of activity, and if these ratios might adversely affect labor relations within the Company.

5.11.	As of the date of this Compensation Policy’s adoption, the ratio between the different Base Wages of office holders in the Company Base Wages and all other Company employees’ mean and median wages, and the ratio between the office and employment terms (Wage Cost plus bonuses) for each Company office holder and the mean and median Wage Cost for all other Company employees are as follows:

Job title	The ratio of the Base Wages to the mean salary	The ratio of the Base Wages to the median salary	The ratio of the office holders’ Wage Cost, including bonuses and options, to the average Wage Cost in the Company	The ratio of the Wage Cost, including bonuses and options for Company office holders to the Company’s median Wage Cost
The Company’s CEO	3.15	3.21	7.45	9.28
Chief Financial Officer	2.04	2.11	3.02	4.02
VP Engineering and Contracting	2.18	2.26	3.91	5.13
VP Business Development	2.30	2.37	5.05	6.51
VP Development in Israel	1.80	1.87	2.37	3.18
VP Regulation and Community Relations	1.74	1.81	1.95	2.64
VP Operations	1.67	1.74	1.56	2.13
VP Global Development	1.71	1.78	3.12	4.03

To calculate the cost ratios, strict ratios were taken into consideration, while taking into consideration the monthly salary and related costs, bonuses (assuming that targets are fully met) and the cost of options in the coming year, etc. With respect to the other employees of the Company, the aggregate employment cost and related benefits were taken into consideration, excluding bonuses and/or costs of option grants.

The Compensation Committee and Board of Directors estimate that these ratios are appropriate and reasonable in light of the Company’s characteristics, and they will not adversely affect labor relations within the Company2.

Given that the Company is growing, members of the Compensation Committee and

[1]	“Wages” – as this term is defined in the Companies Law from time to time; at present, the income for which national insurance premiums are paid under Chapter 15 of the National Insurance Law [Combined Version], 1995.

[2]	The maximum ratios consider the equity compensation made to the Company officers.

Board of Directors in the Company believe that the Company should have, on the one hand, determined reasonable and appropriate salary ratios between the office holders and all Company employees, and on the other hand, determined salary ratios that match the nature of the Company’s operations and advanced growth. Due to the growth in the Company’s activity and staff number from year to year, it is clear that shifts in the Company’s staff number may have a material effect on salary ratios, without diminishing the Company employees’ motivation and sense of identification with its activity and operations.

In light of the above, the Company’s Compensation Committee and Board of Directors determined that the above salary ratios will be deemed reasonable if they do not exceed 3.5 times the above-described ratios (and the maximum ratios for new office holders will be examined based on the above-described CFO’s ratios). Any deviation from the above will be brought before the Compensation Committee and Board of Directors for renewed discussion and a determination as to whether such deviation requires any changes, and the Company will disclose material deviations. The Compensation Committee and Board of Directors believe this maximum ratio is reasonable and fair in light of the Company’s character, its area of activity and its size during this policy’s applicability period, and consequently, the extent of responsibility imposed on the Company’s senior office holders.

5.12.

The ratio of the variable components to the fixed components granted to the office holder.

The desired ratio between the variable components and the fixed components granted to different Company office holders in a given year will be as follows:[3]

Job title	Fixed components (including related benefits) (%)	Variable benefits (bonuses and options) (%)
The Company’s CEO	20%-60%	40%-80%
VP Engineering and Contracting; VP Business Development, Marketing and Sales;	20%-65%	35%-80%
Other VPs	25%-70%	30%-75%

This refers only to the planned ratio, assuming bonuses are granted as set forth in this policy. The actual ratio in a given year between the compensation package components might be different because of underperformance or overperformance, which may affect the variable compensation, as set forth in this policy. In addition, due to the unique character of the Company’s activity and the importance of retaining its many fixed work interfaces, the Company considers it important to reinforce the fixed office holder compensation components, and accordingly, the above ratios were determined as part of the overall considerations.

If the Company deviates from the above ratio by more than 5% from the above-described gaps (i.e., a 7% deviation from the upper limit or a 5% deviation from the lower limit), then such deviation will be brought before the Compensation Committee and Board of Directors for further discussion and a determination as to whether such deviation requires any changes, and the Company will disclose material deviations. The Company organs deemed deviations within these limits as reasonable.

[3]	We emphasize that this refers only to the planned ratio, assuming bonuses are made as stated in this policy. The actual ratio in a given year between the compensation package components might be different because of underperformance or over-performance, that might affect the variable compensation, as stated in this policy.

6.	Basic salary

The salary of an office holder is a fixed component, determined (to the extent possible) by the day their employment term commences, and will be revised from time to time according to the Compensation Policy.

6.1.	The CEO and the Office Holders’ Salaries

6.1.1.	The Company’s CEO and other office holders’ salaries will be determined based on the relevant considerations and criteria appearing in Sections 2, 3, and 5 above, and will be approved by the Company’s competent organs , according to the applicable law.

Based on these considerations, the Company office holders’ highest monthly Base Wages were determined, as set forth below4:

Job title	Maximum (in NIS) (gross)
The Company’s CEO[5]	118,000
VP Engineering and Operation; VP of Business Development, Marketing and Sales;	80,000
Other VPs	65,000

The Compensation Committee and Board of Directors will review such highest monthly Base Wages as part of the annual review of the Compensation Policy under Section 16 below, and these will be updated to the extent necessary, including in comparison with the Peer Company Data and taking into consideration the Company’s business position and its staff, or other considerations.

If the Company deviates from the above by more than 5%, such deviation will be brought before the Compensation Committee and Board of Directors for further discussion and a determination as to whether any changes are required, and the Company will disclose such material deviations. The Company organs  considered any deviation within the above set forth limits as reasonable.

6.2.	Compensation of directors

6.2.1.	The Company directors (outside directors and otherwise6) will be paid an annual compensation, a participation compensation, and reimbursement of expenses according to the provisions of the Companies Regulations (Outside Director Compensation and Expenses Rules), 2000 (hereinafter, the “Compensation Regulations”), based on the Company’s classification according to such regulations. The wages determined may not exceed the maximum compensation permitted under the Compensation Regulations.

[4]	To clarify, the Company may enter into management agreements with the officers’ wholly owned companies, and all provisions of this Compensation Policy also apply to them. The management fee will be governed by the provisions that apply to the monthly salary, and the maximum management fees will be equal to the maximum employment cost assuming labor relations.

[5]	The maximum value of the CEO’s compensation package may not exceed NIS 8 million a year, and the calculation of the options’ value will be made for the award date, linearly over the vesting period.

6.2.2.	The amounts will be paid plus linkage differentials, as set forth in Regulation 8 of the Compensation Regulations, and will be updated from time to time as set forth in the Compensation Regulations.

6.2.3.	The foregoing notwithstanding, a director’s (not including an outside director and/or an independent director) non-acceptance or waiver of the compensation that they are entitled to according to the Compensation Regulations will not be deemed a deviation from this policy.

6.2.4.	The Company may grant the Chairman of its Board of Directors compensation that may not exceed NIS 60,000 a month (payable through an invoice), plus an equity component according to the standards set forth in this policy.[7]

7.	Annual Cash Bonus

7.1.	The Company’s Compensation Policy is based, among other things, on the assumption that the Company office holders’ compensation must be tied to the Company’s business results[8] and reflect the Company’s various strategic goals and each office holders’ personal contribution to achieving such goals.

7.2.	This bonus is intended to compensate the office holders for their accomplishments and contributions to achieving the Company’s goals throughout the period for which the bonus is paid.

7.3.	The Company's office holders will be entitled to an annual performance-based bonus contingent on meeting certain goals. Eligibility for the bonus will be determined mainly on measurable quantitative criteria, however, eligibility may also be partly determined by qualitative criteria that is not measurable. The structure of the goals and weights attributed will be determined by the Compensation Committee and the Board of Directors every year in advance, no later than the end of March of that year. The goals and weights attributed will be structured individually and separately for each of the Company's office holders.

7.4.	The amount of the bonus to be distributed each year will be based on the extent to which goals are achieved, as set out below.

7.4.1.	Bonus structure - the bonus will be composed of three components:

a.	Based on Company goals	-	Goals applicable to the bonus plans for all the Company's office holders in a particular year, including the Company's CEO.

b.	Based on personal goals	-	Targets suited to the role of the applicable office holder and the targets and specific matters that the Company wishes to advance that year.

c.	Discretionary bonus component	-	The Company’s office holders will be entitled to a bonus component that is not measurable, based on a qualitative evaluation of their performance by their supervising office holder.

[7]	The above is a payment for a 33% appointment percentage, and it will be adapted proportionally based on an increase or a decrease in the appointment percentage.

[8]	The Company’s outcomes will be according to the Company’s audited financial statements.

7.4.2.	As part of the annual bonus component that is based on the Company’s goals, two or more Company goals will be determined, which will be measurable quantitative goals that are contingent on achievement of the Company's long-term business goals and objectives, including the following:

a.	The volume of new transactions closed, according to megawatt parameters or equivalent parameters based on the relevant activity segment;

b.	Average economic internal rate of return (EIRR);

c.	Periodic profitability rates (operating profit and/or net profit);

d.	Operating profit parameters (EBITDA, FFO);

e.	Rates of growth in the volume of activities;

f.	Achieving project performance indicators. (1) Meeting the construction/development schedule - the compensation rate in respect of this component will be gradual with several “grades” determined in the timetable, and the rate will increase with the grades in a manner that is incentivizing; (2) Achieving savings in construction budgets - the compensation rate in respect of this component will be determined on a graded basis while establishing a number of quantitative financial thresholds reflecting savings in the project budget, and each threshold will be awarded a different compensation rate, in an ascending grade; (3) Implementation of advanced management tools, processes, and control to be defined by the Company’s Compensation Committee and Board of Directors individually and their proper implementation will be as meeting this target;

g.	Goals referring to improvement in the price of the Company's shares or referring to the trading volume of the shares and the identity of the shareholders;

h.	Capital raising, debt cycle, and/or capital structure improvement goals;

i.	Goals referring to organizational development;

j.	The Company's Board of Directors may determine specific compensation goals for office holders (by March of each year), the achievement of which the Board of Directors believes will serve as a strategic goal for the Company and/or a milestone that is a substantial leap forward in achieving the Company's strategy in one of the following areas of activity: (i) achieving a significant milestone (such as signing financing agreements, financial closing or commercial operation or obtaining other material approvals for a project) in a transaction and/or a specific project, which are material to the Company (based on standard accounting tests); (ii) mergers and acquisitions of renewable energy projects and/or renewable energy companies; (iii) raising capital for the Company's activities, when achieving this goal in a number of salaries to be defined as a success-based bonus contingent on a minimum rate of amounts successfully raised to be determined by the Company’s Compensation Committee and Board of Directors; (iv) winning a tender for a substantial project (based on standard accounting tests); and (v) developing entry into new areas of activity.

Such goals will be based on the Company's strategy as reflected in the annual budget determined and approved annually by the Company’s Compensation Committee and Board of Directors (no later than the end of March of that year) (hereinafter,the “Annual Budget"), and will be adjusted to the Company's performance in the year with respect to which the bonus is paid. For the Company’s CEO, only Company goals can be determined. If required by applicable law, for certain office holders or certain types of goals, the goals will also be approved by the general meeting.

7.4.3.	In addition, up to five measurable personal goals will be determined for each office holder, to be determined individually, based on the office holder's position and contribution to the Company's business and based on the Company's long-term strategic work plan and the work plans of the department to which the office holder belongs. These goals may include, for example:

a.	Contribution to the achievement of strategic targets set for the office holders in their area of activity;

b.	An indicator of completing milestones in significant projects and/or in the development, licensing, and planning process of significant projects;

c.	Signing agreements and transactions in the Company’s area of activity, based on indicators and volume to be defined annually;

d.	Achieving regulatory goals, regulatory milestones, and goals that are related to the Company's regulatory interfaces;

e.	Contribution to the signing of financing agreements, such as senior debt and/or mezzanine debt transactions for the purpose of starting projects, investing in projects, or acquiring activities;

f.	Achieving savings goals in project construction budgets, as well as in operating, maintenance, and/or development expenses;

g.	Achieving goals in the sale and disposal of the Company's profitable assets;

h.	Achieving goals related to characterization and implementation of management and control tools, and improving the Company's management and control processes;

i.	In addition, office holders involved in development and/or regulation may also be entitled to specific bonuses for full or partial completion of complex processes developed by the Company, based on milestones to be determined by the Company (hereinafter, “Development Bonuses").

The internal division between the relative weight attributed to the quantitative estimates based on Company goals and the personal quantitative goals will be adjusted individually for each office holder, based on the characteristics of their position, areas of responsibility, and the extent of their influence on the achievement of the Company's goals and its profits.

7.4.4.	The weight attributed to the personal goals of each VP will be between 20% and 60% of all the goals for office holders (not including the Development Bonuses). In addition, if an office holder does not reach the minimum threshold of any of the personal goals, such officer holder will not be entitled to a bonus in that year, even if the Company/Group achieves its goals.

7.4.5.	The discretionary bonus component will be based on the evaluation of the Board of Directors. The weight attributed to this goal will not exceed 20%. It is clarified that, subject to applicable law, the Board of Directors, at the recommendation of the Compensation Committee, may increase the discretionary component of the annual bonus for office holders reporting directly to the CEO and also determine that this will be the only component for calculating the performance-based bonus for the relevant office holder.

7.4.6.	In addition to the annual bonus described above, the Board of Directors may, after receiving the recommendation of the Compensation Committee and without requiring any other approvals, decide that the Company will pay any of the office holders (who report directly to the CEO) a bonus for special projects or special achievements, arising from the activities of the office holders and their contribution to the Company, based on the Company's long-term strategic work plan (in this Section 7.4.6, this includes achieving material strategic goals and signing strategic agreements that are material to the Company's activities, such as: (i) a merger and/or acquisition of an activity on a material scale (exceeding 20% of Group assets and/or its installed capacity and/or its equity); (ii) raising capital/debt in an amount exceeding NIS 350 million; (iii) winning and/or investing in and/or selling a project and/or reaching a significant milestone in a project of a substantial scope, which the Board of Directors considers an extraordinary achievement that may have a material effect on indicators in the Company's activity; and (iv) achieving an extraordinary performance indicator that is significantly higher (more than 15% in excess of the upper threshold deteremined by the Board of Directors for a specific annual goal in the goals set out in Sections 7.4.2-7.4.3 above, and as set out in Section 7.4.9 below (hereinafter,the “Special Bonus”).

7.4.7.	It is clarified that in any event, the Special Bonus will not exceed five monthly salaries for an office holder. It should be clarified that discretionary compensation for the CEO exceeding three monthly salaries will be brought to the general meeting for approval. Notwithstanding the above, the portion of the discretionary components of the bonus component as set out in Section 7.4.5 above, may be higher, up to the maximum amount permitted by the Law, as may be the case from time to time.

7.4.8.	The Board of Directors will have discretion and flexibility in determining the weights and goals, and the weights and goals will be discussed annually as set out above, based on the recommendations of the Compensation Committee in the matter. For this matter, the Compensation Committee and the Board of Directors will take into consideration the recommendation of the Company’s CEO reagrding the goals and weights pertaining to the VPs and the recommendation of the Chairman of the Board of Directors regarding the goals and weights pertaining to the CEO.

7.4.9.	The provisions set out below will be used to determine the goals and assess whether they have been met:

▪	Each goal will be assigned a relative weight that determines its importance and its weight in the determination of the bonus budget.

▪	A quantitative target threshold (indicator) will be determined for each measurable target, to be derived from the work plan (budget) or directly from the area that requires change or improvement.

▪	If the goal is a parameter included in or derived from the budget, the goal will be considered to have been met in full only if the quantitative target threshold set in or derived from the budget is met.

▪	Each goal will receive a separate score indicating compliance with the goal and the bonus will be calculated pro rata to the relative weight of such goal.

▪	A lower quantitative threshold will also be set for each goal. For performance below the lower threshold no bonus will be paid with respect to such specific target.

▪	A bonus of 60% of the specific weight attributed to a specific goal will be granted for reaching the low threshold, and for performance exceeding this threshold, a bonus of between 60% and 100% will be granted, to be calculated on a linear basis (for the difference between the goal and the lower threshold). If the goal is met, a score of 100% will be given with respect to this indicator.

▪	If goals are met at a rate of 90%-100%, such goals will be considered to have been fully met, subject to the discretion of the Compensation Committee and the Board of Directors regarding the implementation of this mechanism.

▪	An upper threshold will be determined for each goal for performance that exceedsthe goal. If the upper threshold is reached or exceeded, a bonus of 125% of the specific weight attributed to said goal will be given, and for performance between the goal and the upper threshold, a bonus of between 100% and 125% will be given, to be calculated on a linear basis (linearly for the difference between the goal and the upper threshold).

7.5.	Notwithstanding the above, the Compensation Committee and the Board of Directors may, in individual cases, approve a discretionary bonus, subject to a limit of up to three monthly salaries , for personal achievements, specific achievements in the year or advancing of material/strategic matters, and/or may delegate their authority to do so, subject to the Law.

7.6.	Notwithstanding the above, an immaterial change in the terms of office and employment of an office holder reporting directly to the CEO of the Company will not require the approval of the Compensation Committee if the CEO has approved the change and all the following have been fulfilled:

7.6.1.	An immaterial change in the employment terms of an office holder as set out in Section 272(C) of the Law, not to exceed 5% per year, compared with the preceeding year, will be approved by the Company’s CEO and any other organ of the Company that is required pursuant to the Law (based on the minimum required forum);

7.6.2.	The terms of office and employment are in accordance with the Company’s Compensation Policy.

7.7.	Annual bonus - general provisions

7.7.1.	Notwithstanding the provisions in this Section 7, the annual bonus will not be granted to any office holder who does not meet the minimum threshold, which will be determined every year with respect to each goal (lower threshold).

7.7.2.	If payment of bonuses results in providing grounds for immediate repayment of any series of debentures issued or to be issued by the Company.

7.7.3.	In the event that a term of office ends, the Board of Directors may grant an office holder, at its discretion and with reference to the circumstances of retirement, the annual bonus for the full year in which the term of office ended.

7.7.4.	Every year, upon approval of the bonuses plan, the Compensation Committee and Board of Directors may establish additional quantitative or other thresholds, taking into account the Company's targets, strategy and position, which, if fulfilled, annual bonuses will not be granted to any of the Company's office holders.

7.8.	Restrictions applicable to the annual bonus

In addition, annual bonuses, if granted, will be subject to the following restrictions:

7.8.1.	The total amount of the annual bonus (for all components of the annual/variable bonus, including the special bonus as defined above) will be limited as follows:

(a)	CEO: not to exceed 10 monthly salaries (excluding the special bonus as set out in Section 7.4.6 above, excluding meeting excellence thresholds exceeding 100%).

(b)	Other office holders: not to exceed eight monthly salaries (excluding the Special Bonus as set out in Section 7.4.6 above, excluding meeting excellence thresholds exceeding 100%).

(c)	Development bonuses: not to exceed four monthly salaries per year (in addition to the above bonuses).

7.8.2.	The amount of the actual annual bonuses granted to all of the Company's office holders with respect to a specific year will not exceed 3% of the Company's revenues from the sale of electricity based on the fixed-assets model. In the event of deviations therefrom, the annual bonuses will be paid pari passu.

7.8.3.	An annual bonus will be granted to office holders who were employed by, or provided services to, the Company for at least 12 (twelve) months prior to the approval of the financial statements for that year, unless the office holder resigned or was dismissed due to circumstances that revoke such office holder’s right to severance pay. Notwithstanding the aforesaid, with respect to new office holders employed in the Company for less than 12 months, the Board of Directors may, at the recommendation of the Company's CEO, determine to grant a bonus in proportion to such office holders’ period of employment by the Company.

7.8.4.	The Compensation Committee may disregard effects of the Company's financial results arising from changes in the accounting policy of the Company or Group . Disregarding such effects may increase or decrease the bonus, depending on the type of accounting change and its effect. Disregarding such effects will be performed when, shortly before the approval of the bonuses, the Company’s independent auditors submit an opinion regarding the accounting changes made in the past financial year with respect to which bonus are determined, and the implications of these changes on the goals relevant to the bonuses. The opinion will be presented to the Compensation Committee and will serve as a basis for its decision regarding whether to disregard the implications of the accounting changes for the purpose of calculating the bonuses of the office holders.

It is clarified that the Compensation Committee will only exercise its powers under this section in the following cases: (a) a change in the accounting standards and/or the accounting policy and/or the accounting principles applicable to the financial statements of the Company and/or companies whose financial statements are consolidated and/or included in the financial statements of the Company (hereinafter,the "Statements"), which will apply due to external circumstances and which directly affect the calculation of the compensation goals established in the relevant year; and (b) application of an accounting principle and/or accounting policy to the Statements, in accordance with the guidelines of a competent authority, which have a direct effect on the calculation of the compensation goals established in the relevant year.

7.8.5.	When approving the budget, the Board of Directors may determine a closed list of extraordinary events and, if any of these events occurs during the year, the Compensation Committee may eliminate their effect when calculating the targets for the bonus. These are events that, when approving the budget, it is uncertain whether they will occur during the year and it was decided not to take them into account when preparing the budget; however, if they occur, they are likely to have a material effect on the financial results.

7.8.6.	The Compensation Committee and the Board of Directors may, at their discretion, reduce the amount of the bonus due to an office holder, when there are special circumstances that justify such a reduction.

7.8.7.	An office holder entitled to a bonus based on any financial information, will undertake to return to the Company any amounts paid on the basis of information that turned out to be erroneous and were restated in two consecutive annual financial statements following approval of the bonus in the Company's financial statements. An office holder will consent in writing to the Company’s deduction of any amount such office holder owes the Company from any amount due to such office holder from the Company, subject to the Law.

7.8.8.	The annual bonus, if determined, will be paid to office holders once a year, after the Company’s Board of Directors approves the financial statements of the relevant year and based on the Company's actual results for such year; if the annual bonus requires calculation, such calculation will be based on the financial statements of the relevant year.

7.8.9.	In special cases, the CEO may approve a payment in advance, which will be attributed to the annual bonus to which an office holder will be entitled, provided that such advance payment does not exceed two monthly salaries. It is clarified that if, at the end of that year, the office holder is not entitled to the bonus or is only entitled to a lower bonus than the advance amount, the Company will demand from the office holder to return such advance payment.

7.8.10.	Further to the provisions above in this Section 7, the bonus program may contain other provisions by which a mechanism will be established to reschedule or condition some of the annual bonus payments, based on achieving long-term measurable goals, over a period of two or three calendar years, as well as rules for calculating the entitlement to such a multi-annual bonus, at the end of the multi-annual measuring period. The rules and conditions for such a multi-annual bonus will be set and presented to the Company’s competent organs for approval, in accordance with applicable law.

8.	Retention Bonus

Because of the unique character of the Company’s activity and the importance of retaining its office holders, the Company’s Board of Directors and Compensation Committee may determine retention bonuses for office holders, in a total amount of: (a) NIS 600,000 for the Company’s CEO, to be accrued gradually over a period of up to three years; (b) NIS 500,000 for each of the VP of Marketing, Sales, and Business Development and the VP of Engineering and Operations, to be accrued gradually over a period of up to 3 years; (c) NIS 300,000 for each of the Company’s CFO and VP of Development, to be accrued gradually, over a period of up to 3 years. Multiple simultaneous “retention” plans will not be granted to the same office holder.

9.	Equity compensation

9.1.	Subject to obtaining the approval of the Company’s competent organs , the Company may offer the office holders to participate in the Company’s share option allotment plan.[9]

9.2.	The purpose of granting options to Company employees is, among other things, to further the Company’s interests by allowing employees, office holders, directors, consultants, and other selected service providers serving the Company or its affiliates (as the term is defined in the options plan), to acquire equity interests in the Company or increase their equity interests, as applicable, by granting them options, thus providing such offerees another incentive to start or continue working for, or engage with, the Company or its affiliate, as applicable, and foster the offerees’ sense of being a partial owner of the Company and incentivize such offeree’s interest in the success of the Company and the affiliate with which the offeree is employed or with which they are engaged.

9.3.	The approved plan will be determined based on the relevant considerations and criteria set forth in Sections 2, 3, and 5 above, and it will include the following provisions:

9.3.1.	The number of options issued pursuant to the plan, the method of granting the allocation to the different offerees, and the number of additional share options to be allocated among the office holders who may join the Company throughout the plan’s effectiveness period.

9.3.2.	The issued options will be allocated among the office holders in one of the following tax routes at the Company’s discretion, and subject to the relevant limitations and restrictions under applicable statutes: (a) options in the trustee route, under Section 102 of the Income Tax Ordinance [New Version], 1961 (hereinafter, the “Ordinance”); (b) options in the non-trustee route under Section 102 of the Ordinance; or (c) options under Section 3(I) of the Ordinance.

9.3.3.	When granting share-based compensation, the exercise price will be higher than the share price on the award date, so that it provides a suitable incentive to maximize the Company’s long-term value, and in any case, may not fall below the average price in the 30 trading days before the award.

9.3.4.	The maximum value in annual terms[10] (to be calculated on the award date, divided by the number of vesting years, equally) of the equity option grants to an office holder (including the Company’s CEO) may not exceed 85% of the aggregate salary (gross, including the related expenses and annual bonuses) paid to such office holder.

9.3.5.	The maximum potential dilution of all equity awards by the Company shall be 10%.[11]

[9]	For details on the options plan the Company passed, see the transaction report the Company published on March 15, 2010 (Ref. No. 2010-01-415413).

[10]	According to the Black and Scholes model or another value considered for accounting purposes.

9.3.6.	The vesting period will not be shorter than three years (i.e., may not exceed one third for each year). The Company may approve the accelaeration of vesting periods of the entire issued equity based compensation that has not yet vested, in the event of a change of control of the Company and/or a merger and acquisition transactions of the Company.

9.3.7.	The expiration date of options will not be less than one year after they vest, but will not exceed 10 years from the allocation date (subject to provisions regarding expiration upon an office holder’s end of emplyment or engagement to provide services).

9.3.8.	The possibility to condition all or some of the options’ vesting, granted to any recipient, on achieving goals, including long-term goals, which will be determined on the allotment date.

9.3.9.	The Board of Directors may accelerate the vesting period of options, in whole or in part, including in the event that control of the Company changes or Company shares are delisted from any exchange, all according to the option plan.

9.3.10.	The option plan will include conditions regarding an employee’s departure under different circumstances (switching between companies in the Group, resignation, dismissal, or death and disability).

9.3.11.	The option plan will set forth terms to adapt the exercise price in the event of distributions, rights offerings, etc.

9.3.12.	The consideration for exercising the options may be performed in a cashless mechanism, whereby the offeree is entitled only to receive such number of shares from the Company reflecting the economic value that the offeree would have received from exercising the stock options according to the shares’ market price, less their exercise price. The Board of Directors may adopt the mechanism at any time.

10.	Related Social Benefits and Rewards

If an office holder’s terms of office or employment include provisions in connection with the matters set forth below, such terms will be determined according to the relevant considerations and criteria in Sections 2, 3, and 5 above, and according to the terms set forth below:

10.1.	The Main Related Benefits Granted to All Office Holders (Not Including Directors)[12]

10.1.1.	The office holders employed at the Company are entitled to the Company’s standard provisions to an executive insurance policy, disability insurance, and a study fund.

10.1.2.	Company office holders are entitled to sick days, vacation days, and convalescence days, according to the Company’s standard policy for senior employees and according to their seniority in the Company, and in any case, not less than that set forth in any applicable statute and not more than 28 vacation days for every work year.

[11]	The number of shares for the purpose of dilution will be calculated based on the value of the options granted according to the obtain valuation – divided by the expected share price upon exercise according to the Black and Scholes model or the binomial model. The stock options will be converted using the “net exercise” mechanism (cashless exercise), which means that the number of shares resulting from exercising the stock options will be less than the number of stock options converted. The number of shares on a fully diluted basis is calculated based on the Black and Scholes model or the binomial model. The dilution is calculated without debentures or options allotted in public offerings or offerings to institutional investors.

[12]	That said in this policy does not detract from granting a material benefit to the officers.

10.1.3.	The Company may provide each office holder with a vehicle to perform their duties. If such a vehicle is made available to an office holder, the Company will bear the fixed expenses of maintaining the vehicle, according to the Company’s procedures. The office holder will bear the tax imposed due to the benefit to the office holder resulting from the use of the vehicle, and must also pay all fines or tickets imposed due to using the vehicle, if any, but the Company may gross up such tax and/or expenses.

10.1.4.	If the office holder’s office and employment terms include a mobile phone, the office holder will be entitled to reimbursement of mobile phone related expenses, as the Company may decide and in its exclusive discretion. The office holder will pay any tax that may apply to such office holder due to the use of the mobile phone, but the Company may gross up such tax and/or expenses.

10.1.5.	If the office holder’s office and employment terms include reimbursement of expenses, the office holder will be entitled to be reimbursed for the reasonable expenses incurred while performing such office holder’s job, against receipts, in accordance with the Company’s policy.

10.1.6.	If the office and employment terms include living expenses abroad for overseas travel, the Company will pay the overseas living expenses for the office holder throughout their overseas stay for work purposes, according to Company procedures.

10.1.7.	Company office holders may be entitled, in accordance with and subject to such office holder’s personal employment terms, to full severance pay upon the end of the employee-employer relationship, for any reason whatsoever, including resignation, and excluding dismissal “under serious circumstances”, as defined below. Alternatively, office holders may be entitled to severance pay under Section 14 of the Severance Pay Law, 1963[13].

10.1.8.	Subject to the Compensation Committee’s approval, the Company may grant to office holders additional benefits, not to exceed 10% of the monthly cost of such office holder’s relevant fixed component (annualized).

10.2.	Insurance and Indemnity

The Company has obtained insurance to cover its present and/or future directors’ and office holders’ liability, from time to time, including the directors who are the controlling shareholder or the controlling shareholder’s relatives.

Without derogating from the provisions of any applicable law, the Compensation Committee may approve, from time to time and as long as this Compensation Policy is effective, the Company’s entrance into an insurance policy to cover the office holders’ and directors’ liability, for present or future office holders and directors in the Company and in the Company’s subsidiaries/subsidiary partnerships from time to time, as long as the total coverage under the policy for a particular insurence period does not exceed USD 45,000,000 (and if the Company has made a public offering, and/or is listed for trading in an exchange, outside of Israel, USD 120,000,000) per claim and for the insurance period, provided that such insurance is made on market terms and may not substantially affect the Company’s profitability, property, or liabilities, and for premiums and with deductibles that are on market terms at such times which may not have a material effect on the Company’s profitability, property, or liabilities, and according to an offer received from a party independent of the Company.

Indemnity undertakings according to the provisions of the Company’s articles of association, in the same form and terms for all Company office holders, including the directors who are the controlling shareholder or the controlling shareholder’s relatives.

According to the provisions of the Company’s articles of association, the maximum aggregate amount in which the Company may indemnify all office holders may not exceed 25% of the Company’s equity, according to the Company’s most recent financial statements on the date of actual indemnification payment.

[13]	As of the authorization of this policy, the Company’s serving officers are entitled to full severance upon the termination of the employee-employer relationship for any reason whatsoever, including following their resignation, and not including upon dismissal under “serious circumstances”.

11.	Terms for end of tenure

11.1.	An office holder will be entitled to advance notice of termination of employment, as set forth in the employment agreement or the service agreement between the Company and such office holder, in accordance with the below (and no less than the minimum required under any applicable law):

Job title	Maximum period
CEO, VP of Marketing, Sales, and Business Development; VP of Engineering and operation14	Up to 6 months
Other office holders (not including directors)	Up to 4 months

11.2.	The prior notice period will be determined according to the relevant considerations and criteria in Sections 2, 3, and 5 above, and will be approved by the Company’s competent organs, according to the provisions of any applicable law.

11.3.	The Company’s office holders may be entitled to all benefits under their respective employment agreements or to the redemption of such benefits, as though they had continued being Company employees, even if the prior notice period (or part of it) is redeemed.

11.4.	During the prior notice period, the office holder must continue to perform such office holder’s job at the Company (according to the Company’s decision).

11.5.	The office holders’ terms of office and employment will include a provision under which the Company may dismiss the office holder without prior notice in cases that revoke such officer holder’s entitlement to severance pay, which include embezzlement, theft, a criminal offense involving moral turpitude, a violation of the duty of confidence and/or noncompete clause, a severe disciplinary violation, a breach of trust, and a fundamental breach of the agreement (“Dismissal Under Serious Circumstances”).

11.6.	Retirement bonus

11.6.1.	In addition to the prior notice period, the Company may approve a retirement/adjustment bonus to the CEO, VP of Marketing, Sales, and business development, and the VP of Engineering and Operations, in an amount not to exceed six monthly salaries , in the event of dismissal by the Company (excluding Dismissal Under Serious Circumstances), or their resignation, as the case may be. Only an office holder’s monthly salary will be taken into consideration for the purpose of a retirement mbonus (i.e. benefits, other grants and bonuses, etc. are excluded), multiplied by the number of months granted to that office holder.

11.6.2.	Other office holders might be entitled to retirement bonuses in an amount not to exceed two monthly salaries (additional to the prior notice, as set forth above).

11.6.3.	The retirement bonuses will be brought before the Company’s competent organs for approval, in accordance with applicable law, before entry into the employment agreement or the service agreement, and they will be determined according to the relevant considerations and criteria set forth in Sections 2, 3, 5 above, and subject to the office holders’ satisfaction of all the following conditions:

[14]	At present, this applies to the Company’s founders, Gilad Yavetz, Zafrir Yoeli and Amit Paz, and shall apply in the event of a change of their position in the Company as well. Beyond that, the above also applies to all other Company officers holding these positions.

11.6.3.1.	They have been a Company employee or have been providing services to the Company for at least 3 years;

11.6.3.2.	During such office holder’s employment period, the office holder made a material contribution to advance the Company's business and to maximize its profits.

11.6.3.3.	The circumstances of the office holder’s retirement do not justify revoking such office holder’s severance.

11.6.3.4.	The Company’s CEO (or the Chairman of the Board of Directors, if the CEO is retiring) recommended paying the retirement bonus based on the Company’s performance in the relevant period.

12.	Commercial Protections

The employment agreements and the services agreements entered into with office holders will include provisions intended to protect the Company’s intellectual property rights, and confidentiality and noncompete clauses, which will be adapted to the relevant office holder according to the position’s sensitivity and the importance for the Company.

13.	Other General Provisions

13.1.	The office holders to whom the Compensation Policy applies may be Company employees or independent contractors providing services to it. If the office holder provides services to the Company as an independent contractor, the provisions of the Compensation Policy will apply, mutatis mutandis, and the compensation to the office holder will be paid against invoices, and the compensation components will be normalized, so that overall, they will financially match the provisions of this policy, provided that the foregoing does not adversely affect the Company’s best interest, condition, and plans.

13.2.	The provisions of this Compensation Policy shall not derogate from any present and/or future provision of any applicable law, including, without derogating from the generality of the foregoing, the provisions of the Companies Law, and/or the regulations and/or orders promulgated thereunder, and any relief, exemption and/or additional discretion granted to any of the Company organs , as set forth in any such statutory provision, including provisions adopted into law after the approval of this policy, they will apply to the Company and be considered part of this Compensation Policy, after the Compensation Committee or the Company Board of Directors decide to add them, in whole or in part, to this policy – without requiring shareholders approval therefor.

13.3.	The Compensation Committee and Board of Directors may approve a deviation of up to 5% per calendar year, from any maximum amount, limitation, or other provisions stated in this policy, and such a deviation will be considered compliant with the Compensation Policy. The foregoing does not apply to sections of the Compensation Policy with respect to which a specific deviation threshold has been determined.

13.4.	However, immaterial changes to the office and employment terms of office holders who report directly to the CEO and who are not controlling shareholders shall require only the Compensation Committee’s prior approval, provided that the Compensation Committee determines that the change to the employment terms is immaterial. For that purpose, it has been determined that the total immaterial changes in the office and employment terms of such office holder, which will be approved by the Compensation Committee for any reporting year, may not exceed 5% (in real terms), relative to all office and employment terms of the office holder’s which were approved by the Company’s competent organs, for that reporting year.

14.	Validity

The Compensation Policy will be valid for three years from the date of its approval by the general meeting, as set forth above, in accordance with Section 267A(D) of the Law.

The foregoing notwithstanding, the Company Board of Directors will occasionally, and not less than every year, review the Compensation Policy and its compliance with applicable law, provided there has been a material change to the circumstances existing at the date of the policy’s adoption, or for other reasons. Subject to Section 14.2 above, changes to the Compensation Policy, if any, will be approved in accordance with applicable law.

In addition, the Compensation Committee will review from time to time the implementation of the Compensation Policy, and if the Compensation Committee deems it appropriate, the Compensation Committee will recommend to the Board of Directors to update the Compensation Policy.